UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Zhangmen Education Inc.
(Name of Issuer)

Class A Ordinary Shares, par value US$0.00001 per share
(Title of Class of Securities)

98955H200**
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the ordinary shares. CUSIP number 25985W105 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on the New York Stock Exchange under the symbol “ZME.” Every 72 ADSs represent one ordinary share, par value US$0.00001 per share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98955H200

1.		Names of Reporting Persons Yi Zhang
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 194,878,011 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 194,878,011 (1)
	8.	Shared Dispositive Power 0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 194,878,011
10.		Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.		Percent of Class Represented by Amount in Row (9) 13.7% (2)
12.		Type of Reporting Person IN

(1) Represents 194,878,011 Class B ordinary shares held by Ultimate Vitor II Holdings Limited, a British Virgin Islands company. Ultimate Vitor II Holding Limited is controlled by the Ultimate Vitor Family Trust, a trust established under a trust deed between Mr. Yi Zhang as settlor and TMF (Cayman) Ltd. as trustee. Mr. Yi Zhang is the settlor and the sole beneficiary of the Ultimate Vitor Family Trust. Under the terms of the trust deed of this trust, Mr. Yi Zhang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, such Class B ordinary shares held by Ultimate Vitor II Holdings Limited. Mr. Yi Zhang is the sole director of Ultimate Vitor II Holdings Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Yi Zhang may be deemed to beneficially own all of the Class B ordinary shares held of record by Ultimate Vitor II Holdings Limited. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof.

(2) Calculated based on 1,423,924,410 ordinary shares issued and outstanding as of December 31, 2021, being the sum of (i) 1,229,046,399 Class A ordinary shares, (ii) 194,878,011 Class B ordinary shares, assuming conversion of all Class B ordinary shares into Class A ordinary share on a one-for-one basis.

CUSIP No. 98955H200

1.		Names of Reporting Persons Ultimate Vitor II Holdings Limited
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 194,878,011 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 194,878,011 (1)
	8.	Shared Dispositive Power 0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 194,878,011
10.		Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.		Percent of Class Represented by Amount in Row (9) 13.7% (2)
12.		Type of Reporting Person CO

(1) Represents 194,878,011 Class B ordinary shares held by Ultimate Vitor II Holdings Limited, a British Virgin Islands company. Ultimate Vitor II Holding Limited is controlled by the Ultimate Vitor Family Trust, a trust established under a trust deed between Mr. Yi Zhang as settlor and TMF (Cayman) Ltd. as trustee. Mr. Yi Zhang is the settlor and the sole beneficiary of the Ultimate Vitor Family Trust. Under the terms of the trust deed of this trust, Mr. Yi Zhang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, such Class B ordinary shares held by Ultimate Vitor II Holdings Limited. Mr. Yi Zhang is the sole director of Ultimate Vitor II Holdings Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Yi Zhang may be deemed to beneficially own all of the Class B ordinary shares held of record by Ultimate Vitor II Holdings Limited. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof.

(2) Calculated based on 1,423,924,410 ordinary shares issued and outstanding as of December 31, 2021, being the sum of (i) 1,229,046,399 Class A ordinary shares, (ii) 194,878,011 Class B ordinary shares, assuming conversion of all Class B ordinary share into Class A ordinary shares on a one-for-one basis.

Item 1(a).	Name of Issuer:

Zhangmen Education Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

No.1666 North Sichuan Road, Gaobao Building, Hongkou District, Shanghai, The People’s Republic of China

Item 2(a).	Name of Person Filing:

Yi Zhang

Ultimate Vitor II Holdings Limited

(collectively, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Yi Zhang

No.1666 North Sichuan Road, Gaobao Building, Hongkou District, Shanghai, The People’s Republic of China

Ultimate Vitor II Holdings Limited

Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands

Item 2(c).	Citizenship:

Yi Zhang: People’s Republic of China

Ultimate Vitor II Holdings Limited: British Virgin Islands

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value US$0.00001 per share

Item 2(e).	CUSIP Number:

CUSIP number 98955H200 has been assigned to the American depositary shares (“ADSs”) of the Issuer, 72 of which represent one ordinary share, par value $0.00001 per share.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership.

The following information with respect to the ownership of the ordinary shares of par value of US$0.00001 per share of the Issuer by each of the Reporting Persons is provided as of December 31, 2021:

Reporting Person	Amount beneficially owned:	Percent of class:(1)	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:	Percent of Aggregate voting power:(2)
Yi Zhang	194,878,011	13.7%	194,878,011	0	194,878,011	0	82.7%
Ultimate Vitor II Holdings Limited	194,878,011	13.7%	194,878,011	0	194,878,011	0	82.7%

(1) The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 1,423,924,410 ordinary shares (being the sum of (i) 1,229,046,399 Class A ordinary shares, (ii) 194,878,011 Class B ordinary shares) of the Issuer issued and outstanding as of December 31, 2021.

(2) For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of Class A and Class B ordinary shares of the Issuer as a single class. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 30 votes and is convertible into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2022

Yi Zhang

By:	/s/ Yi Zhang
Name: Yi Zhang

Ultimate Vitor II Holdings Limited

By:	/s/ Yi Zhang
Name: Yi Zhang
Title: Director

LIST OF EXHIBITS

Exhibit No.	Description
1	Joint Filing Agreement